Annual Report 2022

We connect clients to markets

2022 ANNUAL REPORT I X

2022 ANNUAL REPORT I X Table of contents FINANCIAL HIGHLIGHTS ....................................................................................................................................................................... 6 SELECTED SUMMARY FINANCIAL INFORMATION ............................................................................................................7 OVERVIEW ... 8 BY THE NUMBERS ..................................................................................................................................................................................... 10 CHAIRMAN’S LETTER ............................................................................................................................................................................ 12 STRATEGIC POSITION & BUSINESS MODEL ....................................................................................................................... 14 KEY PERFORMANCE INDICATORS .............................................................................................................................................. 16 CHIEF EXECUTIVE’S LETTER ............................................................................................................................................................. 18 CLIENT TYPES & SEGMENT PERFORMANCE ..................................................................................................................... 26 ENVIRONMENTAL, SOCIAL & GOVERNANCE .................................................................................................................... 28 OFFICE LOCATIONS ............................................................................................................................................................................... 34 STONEX GROUP INC. .............................................................................................................................................................................36 APPENDIX A ...................................................................................................................................................................................................37

FINANCIAL HIGHLIGHTS

Operating revenues (in millions)


2022
$ 2,107.4
2021
$ 1,673.1
2020
$ 1,308.3
2019
$ 1,106.1
2018
$ 975.8

Income before tax (in millions)


2022
$ 277.2
2021
$ 154.1
2020
$ 206.7
2019
$ 111.0
2018
$ 101.5

Total assets (in millions)


2022
$ 19,859.6
2021
$ 18,839.6
2020
$ 13,474.9
2019
$ 9,936.1
2018
$ 7,824.7

Stockholders' equity (in millions)


2022
$ 1,070.1
2021
$ 904.0
2020
$ 767.5
2019
$ 594.2
2018
$ 505.3

Net asset value per share


2022
$ 52.70
2021
$ 45.60
2020
$ 39.61
2019
$ 31.15
2018
$ 26.72

2022 ANNUAL REPORT | 6

SELECTED SUMMARY FINANCIAL INFORMATION

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2022	2021	2020	2019	2018
Operating revenues	$ 2,107.4	$ 1,673.1	$ 1,308.3	$ 1,106.1	$ 975.8
Transaction-based clearing expenses	291.2	271.1	222.5	183.5	179.7
Introducing broker commissions	160.1	160.5	113.8	114.7	133.8
Interest expense	135.5	49.6	80.4	142.0	70.5
Interest expense on corporate funding	44.7	41.3	23.6	12.7	10.2
Net operating revenues	**1,475.9**	**1,150.0**	**868.0**	**653.2**	**581.6**
Compensation and other expenses:					
Compensation and benefits	794.8	679.1	518.7	393.1	337.7
Trading systems and market information	66.2	58.8	46.3	38.8	34.7
Professional fees	54.3	40.9	30.2	21.0	18.1
Non-trading technology and support	52.4	46.0	28.4	20.1	13.9
Occupancy and equipment rental	36.1	34.2	23.5	19.4	16.5
Selling and marketing	55.3	33.3	12.2	5.2	6.2
Travel and business development	16.9	4.5	8.9	16.2	13.8
Communications	8.3	9.3	7.0	6.6	5.4
Depreciation and amortization	44.4	36.5	19.7	14.0	11.6
Bad debts, net of recoveries and impairment	15.8	10.4	18.7	2.5	3.1
(Recovery) bad debt on physical coal	–	–	–	(12.4)	1.0
Other	60.6	46.3	29.6	23.2	20.1
Total compensation and other expenses	**1,205.1**	**999.3**	**743.2**	**547.7**	**482.1**
Gain on acquisitions and other gains, net	6.4	3.4	81.9	5.5	2.0
Income before tax	277.2	154.1	206.7	111.0	101.5
Income tax expense	70.1	37.8	37.1	25.9	46.0
Net income	**$ 207.1**	**$ 116.3**	**$ 169.6**	**$ 85.1**	**$ 55.5**
Earnings per share:					
Basic	$ 10.27	$ 5.90	$ 8.78	$ 4.46	$ 2.93
Diluted	$ 10.01	$ 5.74	$ 8.61	$ 4.39	$ 2.87
Number of shares:					
Basic	19,570,403	19,130,643	18,824,328	18,738,905	18,549,011
Diluted	20,067,540	19,678,168	19,180,479	19,014,395	18,934,830
Selected balance sheet information:					
Total assets	$ 19,859.6	$18,839.6	$13,474.9	$9,936.1	$7,824.7
Payable to lenders under loans	$ 485.1	$ 248.6	$ 268.1	$ 202.3	$ 355.2
Senior secured borrowings, net	$ 339.1	$507.0	$515.5	$167.6	–
Stockholders' equity	$ 1,070.1	$ 904.0	$ 767.5	$ 594.2	$ 505.3
Other data:					
Return on average stockholders' equity	21.0%	13.9%	24.9%	15.5%	11.6%
Employees, end of period	3,615	3,242	2,950	2,012	1,701
Compensation and benefits as a percentage of operating revenues	37.7%	40.6%	39.6%	35.5%	34.6%

2022 ANNUAL REPORT | 7

Vision & philosophy For nearly 100 years, we have been serving the financial services sector with one core philosophy: that a clear focus on providing unparalleled service for our clients, relentless effort and execution, “boots on the ground” local expertise, and a commitment to doing the right thing rather than an easy thing would enable us to build a credible and recognized global franchise. In 2003, the current management team reconfigured the company as a provider of financial services focused on under-served clients in niche markets. We started out with 10 people and less than $10 million in equity. Since then, we have grown to over 3,600 employees worldwide with over $1 billion in shareholders’ equity, and have focused on harnessing the remarkable power of compounding our shareholder capital to become a bigger and more valuable business. This approach also enables us to create our own capital runway for growth – making us less dependent on the capital markets and allowing us to be flexible and opportunistic when we do seek capital. Specifically, we have leveraged this strategy to take advantage of industry consolidation. Over the last 10 years, we have made over 20 acquisitions at attractive valuations, while also growing our capabilities organically. In 2020, we fundamentally transformed our company’s earnings power with our acquisition of GAIN Capital Holdings, Inc. (“GAIN”), which greatly increased our penetration into the retail trading segment and created significant opportunities for cross-selling, order-flow synergies, cost efficiency and digital innovation. Our acquisition of GAIN has been validated through our strong financial results and widened global footprint, as well as our diversified product offering. Over this time, through our steady, determined, and disciplined approach to compounding capital, our book value and market value increased at a compound annual growth rate (“CAGR”) of 28% and 29%, respectively, off the back of revenues that grew at 32% CAGR. We believe these rates make us a positive outlier in our industry. Today, we connect our clients to more than 40 derivatives exchanges, 185 foreign exchange markets, two industry-leading retail trading platforms, most global securities markets, and numerous bilateral liquidity venues. In addition to execution of financial trades, we also provide vertically integrated post-trade settlement, clearing and custody services. This is a unique product suite outside of the bulge-bracket banks, and it enables us to serve clients with bulge-bracket needs but who have been cast aside or ignored by those institutions because of the regulatory burdens associated with serving them. Through these relationships, we help our clients pursue trading opportunities, make investments, manage market risk and improve their business performance. Our unique ability to help clients access a broad array of financial products and markets with our combination of high-touch service and institutional-grade digital platforms is increasingly setting us apart from our peers and driving acquisition of new clients across four segments: commercial, institutional, retail and global payments. OVERVIEW 1924 Saul Stone, a door-to-door egg wholesaler, forms Saul Stone and Company, predecessor to FCStone. 1930 Saul Stone and Company becomes one of the first clearing members of the Chicago Mercantile Exchange (CME). 1970 Saul Stone and Company becomes one of the major innovators on the CME’s International Monetary Market, bringing financial futures to the forefront of the industry. 1978 A new entity called Farmers Commodities Corporation is formed to accommodate the grain hedging brokerage services. 1981 International Assets is established as an internationally focused boutique brokerage firm. 1983 Farmers Commodities Corporation (FCC) becomes a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchases its first seat on the Chicago Board of Trade. 1994 International Assets is listed on NASDAQ.

Our revenue is diversified by client types, by asset class, and by geography. There is also added potential for a significant portion of recurring revenue generated from monetizing client balances in the form of interest and fee earnings on the float, depending on market interest rates. Our business is supported by our global infrastructure of regulated operating subsidiaries, our advanced technology platforms, and our team of more than 54,000 commercial, institutional and global payments clients and over 400,000 retail accounts from nearly 80 offices spread across six continents (as of September 30, 2022). 2000 FCC acquires Saul Stone and Company to become one of the nation’s largest commercial grain brokerage firms. 2003 Current management team takes control of International Assets with a strategy to focus on wholesale execution. 2004 International Assets acquires global payments business Global Currencies, thereby establishing a London office. 2007 International Assets acquires Gainvest group in South America, specializing in asset management and asset-backed securities. 2007 FCStone acquires Chicago-based dairy specialist, Downes-O’Neill. 2008 FCStone acquires Nashville-based cotton specialist, Globecot. 2009 International Assets Holding Corporation and FCStone Group, Inc. merge. 2010 Risk Management Incorporated, energy risk management specialists, is acquired by the newly merged company. Operating revenue Shareholder equityMarket value StoneX growth (US$ millions) $2,200 $2,000 $1,800 $1,600 $1,400 $1,200 $1,000 $800 $600 $400 $200 -- 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 $2,107 $1,680 $1,070 CAGR 32% 29% 28% *Operating revenue, market value, and shareholder equity data as of September 30, 2022

2022 ANNUAL REPORT I X BY THE NUMBERS StoneX share price 2010 The company acquires Hanley Group companies to expand the group’s OTC trading business. 2010 The company acquires the futures division of Hencorp, a coffee, cocoa and sugar specialist. 2011 International Assets Holding Corporation changes name to INTL FCStone Inc. 2011 Ambrian Commodities Limited (“ACL”), is acquired to provide commodities execution capabilities in the key LME market. 2011 The company acquires the business of the Metals Division of MF Global and upgrades to LME Category One ring dealing membership. 2012 The company acquires TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products. 2012 Online news and analysis subscription service Commodity Network is launched. 2012 The institutional accounts of Tradewire Securities, LLC. are acquired. 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 $90 $80 $70 $60 $50 $40 $30 $20 $10 0 20 03 20 19 20 20 20 21 20 22

2022 ANNUAL REPORT I X 40+ 140 CurrenciesExchanges 18,000+ OTC Products Global Execution, Clearing & Custody Across Equities, FX, Fixed Income, Commodities, Carbon, Metals and Crypto 54,000+ Institutional, Commercial & Payments Clients 400,000+ Retail Clients $8.6B+ Client Assets $4.4T Volume Traded* $1,070M Equity Capital 161M Listed Derivative Contracts Traded 3,600+ Staff Supported by Expansive Global Footprint 21 Countries Across 6 Continents *Total volume traded of FX / CFD, Securities and Global Payments contracts on a trailing 12-month basis as of September 30, 2022 2013 INTL FCStone Markets LLC registers as a swap dealer. 2013 The company exits its physical base metals business. 2014 The company completes the consolidation of its two UK subsidiaries, INTL FCStone Ltd and INTL Global Currencies Ltd. 2015 The company completes the acquisition of G.X. Clarke & Co., an institutional dealer in U.S. government securities, federal agency and mortgage-backed securities. 2015 INTL FCStone Inc. consolidates its securities, rates and FCM businesses into INTL FCStone Financial Inc. 2016 The company completes acquisition of the correspondent securities clearing business and independent wealth management business from Sterne Agee, LLC. 2016 The company agrees to acquire the London-based EMEA oils business of ICAP plc, expanding the Company’s global energy capabilities.

Fiscal 2022 brought a new host of challenges to the global markets ecosystem. Amidst volatility driven by rapid increases in inflation, rising interest rates and geopolitical conflict, we have persevered and achieved record results across a number of key metrics. Earnings per share (“EPS”) (diluted) nearly doubled year over year from $5.74 to $10.01 and return on equity (“ROE”) rose from 13.9% to 21.0%. In troubled times, it is a reasonable expectation for businesses to revise their outlook downward as they face economic headwinds. Fortunately for us, this has not been the case. Through resilience, expertise, and a robust commitment to risk management – for both ourselves and our clients – we have prospered and delivered continued value to our shareholders this year. There is no doubt that globally we have experienced unprecedented challenges. As the world attempted to transition to a “new normal” after the peak of the Covid pandemic, the conflict in Ukraine has upended countless supply chains, industries, and most importantly, the lives of millions of individuals. The surge in interest rates and rampant inflation continues to devalue local currencies and send shockwaves through the global markets ecosystem. The outlook for 2023 remains anything but certain. As a business, this ongoing volatility and rapid rise in interest rates has both increased our clients’ needs for our services and led to improved company performance. Volatility inevitably drives activity, and our strong 2022 volumes – and indeed, our growth as a business over the last 2 years -- speak to this truth. Our strategic acquisition of GAIN in 2020 provided us with a major retail client base that has yielded outstanding results, with segment income increasing 70% over the prior year. In fiscal 2022, we continued to seek out opportunistic acquisitions to further build out our suite of services. Our recent acquisition of Cotton Distributors Inc. will significantly expand our commodities trading and hedging capabilities. The transaction also increases our trading footprint in Brazil and StoneX’s physical presence in continental Europe, with our first office in Switzerland. The ability to execute these acquisitions in times of extreme economic uncertainty speaks to our stability and financial strength as an industry consolidator. Our stability and increasing volumes are the key reasons why our clients are confident in entrusting their funds with us, and why we have seen such impressive growth in clients’ funds, which currently approximates $8.6 billion. This obviously benefits us given the continuing increase in interest rates. Our relentless focus on helping our clients accomplish their business goals through our range of products and services has enabled us to build long-term relationships based on guidance, integrity, and transparency. We are in essence the ‘plumbers’ of the global financial markets, supplying the liquidity and connectivity that our clients require to keep cash flowing smoothly through the complex network of interconnecting electronic ‘pipes’ and ‘valves’ of the world’s financial systems. The more our clients fill these ‘pipes’, the more their business – and, in turn, our business – grows. Without trust from our clients, and faith that we deeply understand how to navigate volatile conditions, we would not be capable of sustained success. A key factor here – and arguably our greatest achievement of 2022 - is our CHAIRMAN’S LETTER 2017 The company re-launches the former independent wealth advisory service of Sterne Agee, LLC as SA Stone Wealth Management Inc. 2018 The company bolsters its Global Payments offering by acquiring the SWIFT Service Bureau of PayCommerce. 2018 The company secures a post- Brexit footprint in the EU by acquiring Luxembourg-based Carl Kliem SA. 2018 INTL FCStone expands its institutional offering with the acquisition of US-based broker-dealer GMP Securities LLC (formerly Miller Tabak Roberts). 2019 Company acquires coininvest GmbH and European Precious Metal Trading GmbH to expand its retail precious metals offering. 2019 The company acquires the futures and options brokerage business of Singapore-based UOB and becomes a fully regulated FCM in the Asia-Pacific region. 2020 INTL FCStone acquires the brokerage businesses of Tellimer Group in order to expand its capabilities in frontier and emerging markets.

persistent emphasis on risk management, both through our adherence to strict risk protocols and the constant education we offer our clients in helping them refine their strategies. Our clients have seen volatility and risk reverberate throughout the global markets firsthand. In March, we witnessed the London Metals Exchange’s biggest crisis in decades, as nickel prices doubled in a matter of hours and $3.9 billion in transactions were abruptly cancelled. These sorts of situations are unavoidable, but our team is doing a highly effective job in navigating this unpredictable landscape and continuously validating our stability. As a company that gains considerable tailwinds from market volatility, these conditions are ideal for our growth if we continue to effectively manage our risk. Despite our stock price recently reaching a new all-time high and our market capitalization rising to approximately $2 billion, we believe our business remains cheaply valued with our price-to- earnings ratio being substantially under the S&P 500 average. Given that we still address only a small portion of our total addressable market, we believe there is significantly more room to grow. We continue to focus on our core company objectives of constantly building and refining our range of products, growing and diversifying our client base, digitizing our client platforms and internal systems, and compounding our capital base at our target rate of 15%+ per annum to provide a growing capital runway. We are aware that this environment may change in 2023 and beyond and prove less favorable for the future. However, since current management took over in 2003, operating revenues have increased at a 32% CAGR; market capitalization and shareholder equity have also grown at a 29% and 28% CAGR, respectively. These impressive figures make us confident in our ability to deliver strong results to our clients and shareholders on a long-term basis. One of our key differentiators which is critical to our success is the continued development of our technology infrastructure. Without modern, institutional-grade technology supporting our internal teams and our clients, our business cannot grow. This is a long-term goal which we have implemented over the last five years to accelerate the digitization of our business. With our risk team now utilizing enhanced real-time data across our global business, we have even greater capabilities to address market volatility. The conversion of our accounting and human resources system also significantly boosts our efficiency. We believe these technological advancements will provide operational leverage going forward, enabling us to increase our profitability as our business grows. As we take the time to reflect over the past year, it is important to reiterate our commitment to providing best-in-class service to our clients across the globe. We are a client-centric business, and as always, our success is tied to their success. We have endured and prospered during every crisis since 2003, and I am optimistic that we will continue to do so in the future. Our business succeeds due to our unique ability to deliver our clients end-to-end service, from transaction initiation to clearing and custody, in formats ranging from advanced technology and bespoke solutions to high-touch expertise. I would like to thank our employees for their contributions to the StoneX growth story – your vision and drive is the reason we are becoming a leading financial services franchise. I also want to thank our shareholders for your continued support and faith in our business, and to all our clients - we look forward to a successful 2023. JOHN RADZIWILL Chairman 2020 The company acquires Giroxx GmbH and IFCM GmbH to strengthen its offering in Europe. 2020 The company acquires GAIN Capital Holdings, Inc., significantly expanding its retail footprint through the addition of FOREX.com and City Index. 2020 INTL FCStone rebrands itself as StoneX, as the parent company becomes StoneX Group Inc. and its customer-facing subsidiaries change their names to incorporate the new brand name. 2021 The company acquires a minority equity stake in diversity broker Tigress Financial Partners LLC. 2022 The company acquires Cotton Distributors Inc., which expands its cotton trading and hedging capabilities. 2020 The company acquires EncoreFX Inc., which provides foreign- currency exchange risk management and global payment solutions to small and medium-sized businesses. 2021 The company acquires Chasing Returns Limited, enhancing our retail offerings by utilizing financial behavioral science to analyze trends and decision-making.

STRATEGIC POSITION & BUSINESS MODEL Integral part of the global financial infrastructure We operate a global financial network that our clients use to trade, invest, manage risk and improve performance. We monetize activity over this network through commissions and spreads on trades, interest earned on client deposits, and fees for our expertise and market intelligence. Custody Clearing & Settlement Financial Network Payments Research Execution & Liquidity Consultancy $8.6+ billion of client float across our FCM, Broker-Dealer and recently acquired retail OTC business High value-add service provided through a team of over 300 risk management consultants Provides liquidity for clients across a wide range of financial products (exchange and OTC) Efficient clearing and settlement on over 40 exchanges and across 185 foreign exchange markets Leading Market Intelligence online research portal featuring over 150 pieces of proprietary daily commentary across asset classes Member of SWIFT, delivering customer payments through a proprietary global network of 375 correspondent banks 2022 ANNUAL REPORT I 14

• Global access to over 40 exchanges and 18,000 OTC products • Global payment solutions in 185 countries and 140+ currencies • FOREX.com and City Index, two of the largest and best-known retail trading brands in the world • Combination of digital trading platforms and high-touch service • Vertically integrated execution, clearing & custody • Clients in over 180 countries served by global footprint of 3,600+ staff • Local presence provides “boots on the ground” to serve clients in virtually every global marketplace • Diversified across 54,000 institutional, commercial, and payments clients and 400,000+ active retail accounts • Specific mid-market focus • Multiple touchpoints with clients creates stickiness • Long-term customer relationships drive recurring revenue • Management continuity since 2003 provides steady focus on strategy execution • Continued focus on key metric of 15% return on equity to compound capital • Diligent risk management to underpin growth and preserve capital growth • Disciplined focus on strategic acquisitions to complement organic growth • Increasing value of our network by adding new products, capabilities, markets and liquidity venues • Expansion into new client segments and geographies • Integration of our offerings, platforms, marketing strategy and client experience more tightly through digitization of our platforms • Market volatility drives revenue • Minimal exposure to directional market risk • Significant recurring revenue from interest and fees on $8.6 billion of client balances • Highly flexible cost structure targeting >50% of variable costs • Strong balance sheet with ample liquidity • Low correlation across asset classes and markets produces stable top-line growth Customers Long-Term Focus Products Resilience Diverse and resilient business model 2022 ANNUAL REPORT I 15

KEY PERFORMANCE INDICATORS Rationale: Implies growing our net earnings by a similar amount annually as our retained earnings grow. Compounding capital Target: Annual shareholder return on equity of 15% ROE and Adjusted ROE Rationale: Measures productivity and efficiency in driving revenue through use of technology, leveraging existing client relationships and expanding our products and capabilities. Revenue Per Employee Efficiency in driving revenue growth Target: Minimum return per employee of $500k per annum TARGET: MET 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 2018 2019 2020 2021 2022 We have set out some simple but effective long-term key performance indicators to monitor our strategic progress and hold ourselves accountable to our goals. Given the constant evolution of our business, we make a point of evaluating periodically whether a given metric or target – and the rationale behind it – remains relevant to our performance and our goals. As such, we may add, adjust or discontinue certain KPIs from year to year. TARGET: MET 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0% 2018 2019 2020 2021 2022 ROE Adjusted ROE 2022 ANNUAL REPORT I 16

Rationale: A highly flexible cost structure helps us protect our bottom line from the inherent cyclicality of the markets. However, our ratio of fixed costs to variable costs will begin to rise in coming years as we increase the digitization and scalability of our global network. Variable Cost Ratio Flexible cost structure Target: >50% of our total costs variable to revenue TARGET: MET Rationale: Ensures that overall compensation cost is proportional to the return shareholders require for supporting the costs, capital and risks associated with our platform. Compensation to Operating Revenue Compensation ratio Target: Total compensation to operating revenue ratio of <40% Rationale: Calibrates our risk tolerance to avoid catastrophic losses that would impede our ability to function normally; ensures that bad debt is proportional to our annual operating revenue and earnings. Bad Debt(1) (1) In 2018, bad debt excludes bad debt on physical coal of $1.0 million. In fiscal 2019, bad debt excludes recoveries on bad debt on physical coal of $12.4 million. Risk metrics – bad debt expense Target: Bad debt <1% of annual operating income TARGET: MET TARGET: MET 2022 ANNUAL REPORT I 17 $18.0 $16.0 $14.0 $12.0 $10.0 $8.0 $6.0 $4.0 $2.0 $– 1.2% 1.0% 0.8% 0.6% 0.4% 0.2% 0.0% 2018 2019 2020 2021 2022 Bad debt, excluding impairment and physical coal M ill io ns As a % of Operating Revenues 70% 60% 50% 40% 30% 20% 10% 0% 2018 2019 2020 2021 2022 45% 40% 35% 30% 25% 20% 15% 10% 5% 0% 2018 2019 2020 2021 2022

2022 ANNUAL REPORT I 18 In 2022, amid extreme market volatility, StoneX achieved record operating revenues and earnings. Our outstanding results showcase not only StoneX’s strength and resilience, but also our continued growth toward becoming a premier global financial services enterprise. Operating revenues rose to a record $2.1 billion (up 26%), while net income exceeded $207 million, up 78%. Shareholder equity eclipsed the billion-dollar benchmark for the first time, rising to $1.07 billion. Earnings per share (diluted) were $10.01, and we achieved an ROE of 21% despite our equity having increased by 39% over the last two years. Over the past 20 years, we have compounded operating revenue at 32% per annum and shareholder capital at 28% per annum. Over this same period, our market value has increased from $1.5 million to $1.68 billion and our share price has increased from $0.64 to $82.94 – a gain of approximately 130 times.1 Our robust 2022 financial results are a direct validation of the value of our client offering and our ongoing commitment to providing global market access, institutional-grade platforms and technology, deep expertise and high-touch service. We are continuously investing in our products and services and expanding our capabilities in areas where we can increase our market share. We have an enormous total addressable market (“TAM”) in front of us, which presents a significant opportunity for us to further develop our suite of services, which we believe will further scale our business in 2023 and beyond. Overview Fiscal 2022 was a year of exceptional growth and progress toward our long-term strategic objectives, which include digitizing our offerings, expanding our client base and building our global financial ecosystem. We were pleased to see broad-based double-digit revenue growth across all of our products and client segments, with our business benefiting significantly from the effects of inflationary pressures on the global markets, sharp increases in short-term interest rates, and continued volatility in both financial and physical markets. As an example, three of our five busiest days in the history of our business in terms of transactional volume occurred in the second quarter of fiscal 2022, principally due to the Ukraine conflict - with the other two days occurring during the initial onset of the Covid pandemic in fiscal 2020. Almost two years ago, in the middle of the Covid pandemic, we concluded the acquisition of GAIN, which was our largest acquisition to date. At the outset, the rationale for this strategic acquisition was that GAIN’s retail clients would bring additional flow into products we already trade, allowing us to combine this new flow with our existing trade flow. We would also be able to provide clearing services and additional products that were previously inaccessible to GAIN’s retail clients, especially in U.S. markets. Furthermore, we saw the opportunity for some easy cost synergies – most of which have been realized - as well as acquiring talented employees, especially on the digital marketing side of our business. CHIEF EXECUTIVE’S LETTER 1 Share price and market cap data for NASDAQ: SNEX ranges from 9/30/02 to 9/30/22.

StoneX

Over the last two years, our transaction rationale has been validated as GAIN has exceeded the expectations we laid out. We effectively executed on all integration objectives and now see retail trading flow as a key part of our franchise.

In aggregate, our average client float for the fourth quarter of fiscal 2022 was $8.6 billion, up 50% from a year ago. This sharp increase was due to growing engagement from existing clients, strong organic growth in our client footprint and higher margin rates caused by rising volatility. In the wake of 2022's rate hikes, we have experienced an acceleration in interest earnings on client balances, up 243% for the full fiscal year versus 2021, with the majority of this growth being recorded in the fourth quarter.

These significant increases in both product volumes and client float speak to the broadening and deepening of our client base and the validation of our strategy, as well as to the continued effort and dedication of our team in expanding the StoneX ecosystem.

Operating Revenue by Product	Key Operating Metrics	
Listed Derivatives	Contracts ('000s) & Rate per Contract	
$430.5mm *Up 11%*	160,609 *Up 10%*	$2.53 *Down 1%*
OTC Derivatives	Contracts ('000s) & Rate per Contract	
$208.3mm *Up 45%*	2,968 *Up 16%*	$70.49 *Up 27%*
Physical Contracts	Contracts ('000s) & Rate per Contract	
$194.3mm *Up 27%*	*N.A*	*N.A*
Securities	ADV[3] (USDmm) & RPM[3]	
$610.4mm *Up 14%*	$3,459 *Up 25%*	$579 *Down 5%*
Global Payments	ADV (USDmm) & RPM	
$167.8mm *Up 25%*	$62 *Up 15%*	$10,880 *Up 10%*
FX/CFDs(1)	ADV (USDmm) & RPM	
$339.3mm *Up 40%*	$13,273 *Up 25%*	$99 *Up 11%*
Client Balance Interest Earned	Listed Deriv. Client Equity[1] & MMF/FDIC Sweep Balances[2]	
$89.3mm *Up 243%*	$5,696mm *Up 48%*	$1,784mm *Up 21%*

Figures presented are annual; FY 2022 percentage changes reflect Full Year figures ending September 30, 2022 vs Full Year ending September 30, 2021
Key metrics presented do not account for all Operating Revenue generated
(1) Listed Derivatives Client Equity balance pertains to client assets in our futures and options business on which we retain a share of interest earnings
(2) Money Market Fund / FDIC Sweep balance pertains to client assets in our correspondent securities clearing business on which we retain a share of fee income
(3) Average Daily Volume ("ADV") and Rate Per Million ("RPM")

2022 ANNUAL REPORT | 19

2022 ANNUAL REPORT I 20 Our record financial performance was broad-based across all products and client segments. More details regarding segment performance and composition can be found on pages 26-27. We have also seen significant strength in the dollar over the past several quarters. The majority of our earnings and variable compensation are denominated in dollars. Despite this, we have a significant amount of locally denominated fixed expenses. We believe the strong dollar reduced our 2022 expenses by approximately $20 million when translating our non-dollar expenses to dollars for reporting purposes. We have entered into certain hedging arrangements to continue to lock in this benefit. Our strategy in action We believe that our impressive 2022 financial results and our 20-year track record of consistent and significant revenue growth are directly correlated with our relentless focus on becoming a best-in-class global financial services ecosystem. We have seen an increase in the cadence and delivery of our key projects, and many of these are now through beta testing and have either been launched or are currently awaiting deployment. Our approach is always to introduce and market our new capabilities at a steady, incremental basis. None of these projects in isolation will result in a significant change to our current growth trajectory, and certain initiatives may not be viable in the long run. In aggregate, however, we believe that these initiatives will ‘bend our growth curve’ upwards. As many of these strategies are digital in nature, as they are deployed, we believe we will see operational leverage and scalability start to kick in and experience a steady improvement in margins. Technology and digitization are recurring themes throughout our strategic objectives set out below. While the legacy StoneX has traditionally focused on a high-touch approach catering to large commercial and institutional clients, we have also ramped up our investment in technology significantly over the last 5 years. This has allowed us to become innovators by offering our high-touch clients better ways to engage with our ecosystem, which will in turn make them stickier and more valuable. As we accelerate towards a more digital approach, we are engaging a much broader and deeper client base with a significantly larger TAM. In addition, technology allows us to target new client segments where our traditional high-touch approach may not be appropriate or cost-effective. As an example, the acquisition of GAIN brought us a self-directed mobile platform focused on high-net-worth retail and small professional trading clients. This will also result in a more scalable infrastructure and increased operational leverage, which should drive margins. In short, as we digitize, we are transforming ourselves into more of a fintech business. 2022 was another successful year where we made tremendous headway with each of our four strategic company objectives. Build our ecosystem – We must remain relevant to our clients and prospects by adding more of the products and services they want and by providing them with the best ecosystem possible for accessing the global financial markets. Doing so enables us to increase engagement and wallet share from existing clients while attracting new clients who cannot satisfy their needs elsewhere, or who are dissatisfied with how those needs are being met. In our securities segment, we continued to expand both our product offering as well as our geographic reach. Our securities-based revenues have grown by 33% over the last three years. On the equities side, we launched our electronic market-making capabilities to internalize and capture spread on domestic US equities while CHIEF EXECUTIVE’S LETTER

2022 ANNUAL REPORT I 21 providing best execution. We are leveraging our long-standing institutional relationships of over 20 years on the international equities side. This is a new market opportunity for us which we will ramp up incrementally over the next year or so, and one which has the potential to be a material source of revenue for the business. On the fixed income side, we have steadily been diversifying into different asset classes to round out our offering. We have started to leverage our capabilities internationally into Europe and Asia with the addition of key professional hires to our team. We also expanded our capabilities in both regions to support trading and clearing in a broad range of securities products. We believe that we can leverage our broad-based product capabilities and trading flows to provide liquidity and execution to clients on an increasingly global basis. We are planning to launch our cash equities capability to our international self-directed retail platform in the first quarter of 2023, allowing clients to seamlessly trade investment products as well as leveraged OTC products. In the US, we will be launching StoneX One, which will offer a multi-asset class mobile trading platform to retail investors. StoneX One will provide our retail clients with a truly unique cross-asset platform with self-directed execution capabilities. Initially, this will include cash equities, options, and futures, and will be followed shortly by foreign exchange, cryptocurrency, fixed income and precious metals. All the trading flow will be directed to our electronic market-making platform, which will give us the opportunity, where appropriate, to internalize spreads. In the future, we can leverage our wealth management capabilities by offering robo-advisory, portfolio management, and even estate planning options for our retail clients. In Brazil, we have started work on our new Digital Pay In (“DPI”) offering, which allows international companies to collect foreign currency payments from local clients in a digitally efficient way. This has significant potential in Brazil and other jurisdictions and opens up a new and unique payments capability for our existing large corporate clients. As we have done consistently for the last 20 years, we continue to ensure that we offer broad access to products, markets, and exchanges that our clients want to access – in essence, we open markets. We continue to innovate and offer new and enhanced OTC hedging products to our clients, and have invested in our technology stack to accomplish this faster and more effectively. We are now introducing dozens of new products every month, some of which are new and industry leading, such as cattle swaps, which we introduced into Australia in October. We have also added several new exchanges and liquidity venues. In addition to gaining incremental revenue, these new product offerings position StoneX as a leading innovator focused on adding value to our clients. Grow/diversify client base – We are a client-centric business and strive to grow our client footprint consistently by entering new markets, expanding market share in our existing markets, and adding new client segments and channels. Our broad range of capabilities enables us to serve clients of nearly every type, which creates a large addressable market for us and a significant opportunity for top-line growth – given that our current market penetration is likely in the single basis point range. Seizing this opportunity will enable us to increase volume and lower earnings volatility. “As we digitize, we are transforming ourselves into more of a fintech business.”

2022 ANNUAL REPORT I 22 For the past two decades, our mission at StoneX has been to consistently look for new geographic markets and increase our product and service offering, in turn driving our top-line growth. Our securities expansion has seen some early success as we seek to increase our client penetration outside the US. We are offering our products and capabilities to institutional investors in Europe and Asia, where we currently have limited market share and thus a large opportunity for client expansion. We are currently bolstering our capabilities in London to enable a more well-rounded offering. Our multi-asset class digital trading platforms will substantially expand our retail addressable market and allow us to capture additional wallet share from existing clients. We also plan to leverage these self-directed trading platforms to reach and service smaller agricultural producers specializing in row crops, livestock, and dairy directly via the Farm Advantage mobile platform. This is a compelling opportunity for us to tap into a new and potentially large client segment. We have launched our digital payments offering in Brazil for small and medium-sized corporations seeking international payments, which will soon be expanded to the US and Europe. As we roll out this new platform, we will add the ability to hedge currencies as well as other products. This is significant, as it will enable us to leverage our proven product capabilities for hedging clients into an entirely new client segment. Additionally, we will also be offering this payment capability to all our existing corporate clients, further cementing our relationships with them. CHIEF EXECUTIVE’S LETTER RetailCommercial Institutional Payments 220 200 180 160 140 120 100 2020 Q4 2021 Q1 2021 Q2 2021 Q3 2021 Q4 2022 Q1 2022 Q2 2022 Q3 2022 Q4 In de x = 10 0 Customer growth by segment Retail* 400,000+ Payments 3,000+ Institutional 23,000+ Commercial 28,000+ *Represents client accounts, whereas other segments represent number of clients

2022 ANNUAL REPORT I 23 Digitize our business – We firmly believe that the digitization of client platforms – backed by highly agile and efficient infrastructure – is a key requisite for our continued growth. We believe this digitization will enable us to increase global market share in our massive TAM more efficiently while simultaneously providing scalability and margin expansion. Our keys to this approach are threefold: 1) aggregation and ease of access to data across the enterprise for strategic use, 2) open, flexible and modular architecture to enable scalability, and 3) opportunities for trade internalization across platforms that benefit our clients via better pricing and improve our bottom line via higher margins. We have made significant investments to develop a more efficient and scalable technology stack that enables a faster cadence in delivering digital solutions for our clients. These capabilities and platforms will be powered by our digital marketing team to drive adoption and increase incremental revenue. We have several projects underway which will make our internal processes more efficient and scalable, allowing us to realize some operational leverage and margin expansion as we continue to grow. Most of these initiatives are underpinned by our “data lake” project. This allows us to access all data centrally and in real time from our many systems of record, where the information is stored and normalized. This dramatically reduces the end-to-end connections required by our functional areas to get a full view of client activity and generates one place to obtain all relevant information. We continue to see this data being leveraged by several business segments to quickly deploy technology solutions and better manage our operations. Our risk management process has been enhanced and we now have real-time monitoring capabilities across the business, providing superior insight and ability to manage volatile market conditions. Our global platforms are also accessing this information, allowing us to more effectively launch client-facing applications. During 2022, we substantially completed a multi-year conversion to a new system for accounting and human resources and are now enjoying some meaningful synergies and scalability as we continue to grow. We have similar projects underway on the compliance and treasury side of our business, which we are looking forward to implementing in the near future. We have also introduced a contract management system for our legal team, a technology to better track and monitor internal audit and operational risk issues, and incremental technology improvements for compliance and KYC monitoring. During the year we launched StoneHedge for our grain merchandising clients. This platform is deployed throughout the client’s enterprise, allowing them to price and auto-hedge grain purchases in real time from the convenience of a mobile device. This platform is integrated into the client’s enterprise system, allowing all data to be instantly accessed, driving efficiencies for the client. Our technology division recently became a member of the SWIFT Partnership Program. Membership provides StoneX clients with a direct connection to the SWIFT API platform, which provides a new level of end-to-end transparency. StoneX Global Payments will be the first business segment to deploy this new functionality, with clients having full visibility into the status of their cross- border payments throughout the entire transaction lifecycle. We continue to deploy advanced technology across our trading businesses to efficiently price markets in a rapidly expanding product set, as well as internalize trade flow to enhance spread capture and better monetize client trading flow. All these initiatives and projects serve to make us a more efficient, effective and scalable business.

2022 ANNUAL REPORT I 24 Compound capital – From our earliest days, we have focused on expanding our capital base by maintaining consistent profitability and reinvesting those profits back into the business so that we can create our own capital runway for growth. We strive to deploy this capital wisely through a disciplined M&A approach focused on deals that will accrete immediately to earnings, and by making allocation decisions focused on ROE. We believe this approach has been key to our ability to achieve stable and consistent growth, and we will continue to pursue it going forward. In fiscal 2022, we achieved an adjusted ROE of 21%, significantly above our 15% target. Additionally, over the past ten years, we have tripled our shareholder funds and completed over 20 acquisitions to strengthen our business and expand our global client footprint. This has all been achieved with a negligible increase in our issued share count, as these acquisitions were largely financed organically from retained earnings and the unbelievable power of compounding. StoneX is committed to identifying strategic opportunities and investments that deliver growth for our business and value to our clients and investors. In November, we announced the acquisition of Cotton Distributors Inc. This purchase not only enhances the value of our commodities trading business with physical cotton trading capabilities, but also expands our footprint in Brazil and Continental Europe. Our patient and disciplined approach to acquisitions has reaped significant benefits for our shareholders, as evidenced by our share price reaching all-time highs this year. In April, we closed the renewal of our parent-level credit facility through 2025, while also expanding the capacity under the facility to $475 million. This expansion was possible with additional support from existing lenders, as well as several new banks joining our syndicate. With the support of this expanded group of bank partners, we look forward to continuing to increase our product offerings to our growing client base in the years to come. ESG progress We believe that a strong commitment to ESG practices is critical for our long-term success as a business, as it influences our approach to risk management, environmental impact, community outreach, corporate governance, and ultimately the way we serve our clients. StoneX recently became a member of the Nodal Exchange, which offers renewable fuels and pollutants contracts to support an increasing focus on corporate sustainability and carbon neutrality. Our institutional clients can now access these environmental options and futures contracts, which span markets that include sustainable energy, carbon emissions, renewable fuels, and pollutants such as sulfur dioxide and nitrogen oxide. We are committed to helping our clients access the widest range of commodity-focused contracts to meet their environmentally focused goals. We are pleased to note that we have worked to diversify our board to set the “tone at the top”. Our business satisfies the NASDAQ diversity standard, and we will continue to work hard to ensure StoneX is an inclusive and diverse organization. We do not see this merely as an ESG requirement but more as an essential ingredient to a high-performing organization. We provide updates to some of the internal policies and initiatives we reported last year on page 28. In addition to providing updates to internal policies and initiatives, we also detail some of the ways we are helping our clients achieve their ESG objectives, as well as the roles we are playing to facilitate the orderly and CHIEF EXECUTIVE’S LETTER

2022 ANNUAL REPORT I 25 effective function of those new markets that have arisen to serve their needs. These include providing clients with education and access to carbon credit markets globally; adding access to a full suite of environmental contracts to address the ESG needs of clients; and our payments platform’s ongoing track record of helping hundreds of charities and NGOs ensure millions of dollars make it from their donors to people on the ground carrying out their missions. Looking forward As we look ahead to 2023, we will continue to relentlessly pursue our goal of becoming a leading financial services platform and an integral part of the global financial infrastructure. We anticipate heightened market volatility and rising interest rates to continue to create a tailwind for our business. However, we also recognize that the anticipated global market downturn may pose a challenge in the future. We will therefore continue to evolve and adjust our strategies based on developing economic conditions to ensure our robust growth continues. We have validated our acquisition of GAIN through our results so far, and have significantly expanded our footprint, client reach and product offering. We have made large investments in technology over the last five years to put in place the foundations required to accelerate the digitization of our business. As we continue to implement institutional-grade platforms for our clients, we should further accelerate our growth with the scalability that technology provides to increase margins and profitability. As clients increasingly seek global solutions, awareness of the StoneX brand and ecosystem grows across the global financial marketplace. We are incredibly optimistic about our future and our ability to drive value to both our clients and shareholders. Above all, we remain dedicated to our client-centric culture. Our commitment to serving our growing global client footprint and providing best-in-class service is embedded into the StoneX DNA. On behalf of the entire executive management team, I want to first and foremost thank all our clients - we are grateful for your commitment and trust in our ability to drive value to your business. I want to also thank all of my StoneX colleagues for their continued dedication to making this year another incredible success, along with our board and advisors for their guidance, our bankers for their financial support, and our shareholders for entrusting their capital to us. SEAN M. O’CONNOR Chief Executive Officer “Above all, we remain dedicated to our client-centric culture.”

StoneX exists to deliver value to our clients – full stop. We work to build long-term relationships with them through our commitment to treating them fairly and ethically, our attention to their needs, our expertise and flexibility, our global reach, our ability to provide access to liquidity in hard-to-reach markets, and our status as a well-capitalized and regulated organization. Global Diversified Client Base INSTITUTIONAL RETAIL Risk Profile RISK TAKERS % of Total Revenue 51% of Net Operating Revenue Operating Revenue $832mm $427mm YoY +/- +24% +23% Segment Income $175mm $115mm YoY +/- +4% +70% Segment Description • Global trading, execution, clearing and provision of liquidity for institutional clients • Multi asset-class offering, including domestic and foreign equities and options, broad range of fixed income products across the global credit spectrum and access to 40 derivative exchanges • Growing suite of institutional-grade trading and analytics platforms • Leading retail trading platforms (FOREX.com and City Index) offering access to over 18,000 derivative products to over 150,000 clients globally • Network of over 650 independent advisors managing over $16bn in assets • Digital platform offering access to a broad range of precious metals products to retail investors and wholesalers Representative Clients/Own Brands • Fund managers • Broker-dealers • Investment advisors • Banks • Insurance cos. • Hedge funds • Introducing brokers • Financial institutions • Active retail and professional traders • White-label of trading platform to institutions • Independent broker-dealers • Wealth management firms • Independent wealth advisors CLIENT TYPES & SEGMENT PERFORMANCE 2022 ANNUAL REPORT I 26

As such, we find value in evaluating our business and performance from a client-centric perspective. After completing our acquisition of GAIN and its significant retail client base, we officially reconfigured our SEC segment reporting according four client types: institutional, retail, commercial and payments. Overall, total segment income rose by 33% over the prior year to $675M. COMMERCIAL PAYMENTS Global Diversified Client Base RISK HEDGERS TREASURY MANAGEMENT Risk Profile 49% of Net Operating Revenue % of Total Revenue $692mm $172mm Operating Revenue +29% +25% YoY +/- $288mm $97mm Segment Income +50% +24% YoY +/- • Tailored risk management solutions for commercial entities • Capabilities include listed derivatives, bespoke structured products, physical trading • Expertise across all commodity verticals, as well as FX and interest rates • Platform provides efficient transfer of funds into more than 185 countries • Full-fledged domestic payments capability handling in-bound and out-bound payments in Brazil • Network of over 375 in-country correspondent banks ensures efficient and effective payments Segment Description • Commercial hedgers • Producers • Wholesalers & merchants • Corporations • Introducing brokers • Traders • Grain elevators • Merchandisers • Importers • Exporters • Financial institutions • Nonprofits • Government organizations • NGOs • Corporations • SMEs Representative Clients/Own Brands 2022 ANNUAL REPORT I 27

2022 ANNUAL REPORT I 28 Policy statement StoneX recognizes that our business, and how we choose to operate it, creates impacts that reach beyond our client relationships and our bottom line to affect our physical environment, our society and the global climate. Our business philosophy strives to add value to our clients’ businesses over the long term with an approach rooted in transparency, ethical conduct, and trust. In our environmental, social and governance (ESG) approach, we aim to complement the positive impacts generated by the pursuit of our business philosophy while minimizing or offsetting the potential negative impacts. Approach to corporate & client ESG Our approach to ESG arises organically from the corporate culture that we have cultivated since the current management team took over the Company in 2003. The hallmarks of this culture that pertain most directly to ESG include: • Emphasis on ethical conduct, transparency and compliance with applicable regulations globally. • Empowerment of employees through an entrepreneurial culture, featuring equal access to opportunity, merit-driven advancement and compensation, and training and support. • Pursuit of diverse perspectives that add value throughout the organization and enhance our ability to conduct business globally. • Commitment to governance that provides appropriate checks and balances within the executive structure. • Pursuit of good corporate citizenship and reasonable and responsible practices that aim to mitigate the environmental impact of our operations. • Client-focused approach to enabling the companies we do business with to pursue their own ESG objectives through our global network and offering. Across our internal and client-focused approaches, our pursuit of ESG-related activities should be viewed within the context of our responsibility as a public company to balance the needs of our shareholders, clients, employees and other stakeholders appropriately. For these reasons, we have committed ourselves to an ongoing process of evaluating our ESG efforts and how we report our performance from year to year. This year, we provide a summary of metrics and initiatives for 2022, as we continue to evaluate the benefits to all stakeholders of more extensive reporting – whether as part of this annual report or a separate report going forward, or on our corporate website. ENVIRONMENTAL, SOCIAL & GOVERNANCE

2022 ANNUAL REPORT I 29 ESG – client enablement & impact StoneX is committed to helping our clients pursue their own ESG objectives through our global network, and suite of products and services. As partners in our clients’ success, we are continually evaluating opportunities to add new products and services to our offering where doing so makes financial sense for both ourselves and our clients. Below are notable examples in 2022. Playing central roles in global carbon reduction efforts. Through our global financial network, we provide our clients with access to exchange-listed carbon instruments, such as carbon credits, via our execution and clearing and custody capabilities. In doing so, we help bring liquidity to this important marketplace, which is critical to its orderly function and success. In 2022, we successfully launched our Carbon Solutions division, providing our clients with services in a critical environmental asset class. The division offers climate advisory, carbon brokerage and trading, and financial structuring services in support of our clients’ implementation of their decarbonization and climate mitigation initiatives. Similarly, in Brazil, StoneX is a significant participant in RenovaBio, the country’s signature decarbonization initiative under the Paris Agreement. We provide both trading and origination/documentation/custody services to clients in the program’s CO2 credits (“CBIOs”), which are created via the manufacturing and use of biofuels. In 2022, we have helped clients originate more than 1.3 million CBIOs and trade more than 1.2 million. In September, we added to our extensive suite of commodity-focused contracts by enabling our clients to access physically deliverable environmental futures and options contracts via the Nodal Exchange. These contracts span markets that include sustainable energy, carbon emissions, renewable fuels, and pollutants such as sulfur dioxide and nitrogen oxide. Gaining access to this new exchange allows our clients to actively participate in this space and thus further expand their environmentally focused goals. Whether that goal is to achieve carbon neutrality or build out their own ESG-focused investment products, StoneX continues to respond to the needs of our clients worldwide. In the U.S., we are leaders in the renewable diesel and biodiesel markets. We supply makers of these fuels with the physical feedstock (fats, oils and greases) they need for production, and help participants at nearly every point in the supply chain manage their price risk and either offset or reduce the carbon footprints associated with their inputs and outputs. We have 100% origination agreements for 600 million gallons of biodiesel, renewable diesel and sustainable aviation fuel capacity. Additionally, we conduct the financial trading and hedging for 815 million gallons of capacity and opportunistically trade feedstock with over 2.5 billion gallons of capacity. In some form or fashion, we touch over 65% of the total production of biodiesel, renewable diesel and sustainable aviation fuel in the US. We also help manage the risk of and consult on over 1 billion gallons of ethanol production. Increasing NGO impacts through payments efficiency. We have an established role in providing fast, efficient and secure global payments service to nongovernmental organizations, charities and other mission- driven groups to ensure that higher percentages of donor funds make it across international borders and into the hands of those carrying out their missions on the ground. In 2022, more than 850 NGOs from all over the world used our services to transfer over $6 billion in funds, predominantly in local currency, to countries across the globe that needed the impact of those funds the most.

2022 ANNUAL REPORT I 30 Environment We operate from nearly 80 offices across six continents worldwide, but provide most of our services to our clients using digital communications. As such, we view our environmental footprint as arising primarily from the resources our offices consume and the waste that they produce. In most instances, we defer to the conservation, recycling and waste reduction measures put in place by the companies from whom we lease our office space, and we expect our employees to comply with those measures. We also host and/or travel to hundreds of in-person seminars, conferences and trade shows each year, and our front-office personnel frequently travel to client sites when doing so helps them better serve our clients. We recognize that all these activities produce environmental impacts, and we are continually evaluating whether common mitigation practices used by our peers would generate net value for all of our stakeholders. An important objective of our environmental goal is to help our clients support the development of a low- carbon economy. Our new Carbon Solutions division aims to educate our clients on how the carbon credit markets work, how to estimate their carbon footprints, and how to use the carbon markets to offset their impacts or earn credits in ways that achieve their environmental objectives and align with local, regional and global initiatives. The Carbon Solutions team is also leading the development of StoneX’s own climate mitigation strategy in alignment with the group’s approach to ESG. As an inaugural step, we announced at our biannual Global Strategy Summit (GSS) that 2022 will mark the beginning of our decarbonization journey, with the measurement of our corporate carbon footprint as the basis for the future development of a climate mitigation plan. As an additional step, we have offset the emissions of the 2022 GSS with the purchase and retirement of carbon credits from an urban micro-mobility project in Brazil. This is part of our continued commitment to improving the environmental performance of our operations and providing our clients with tools to improve theirs. Social As a business, we are client and shareholder focused, but employee driven. Our success depends in large part on our employees’ ability and desire to provide exemplary service to our clients. We strive to empower them to do so through an entrepreneurial culture that rewards them for their efforts and initiative in the forms of competitive pay and benefits, opportunities to earn commissions (where applicable), merit-based bonuses and promotions, and opportunities to purchase restricted stock in the Company at reduced rates. Our employees are also full partners in our performance evaluation process and have access to numerous training and mentorship opportunities to develop their skills and advance their careers. Executive & board diversity As a global financial services business, we are committed to including diverse perspectives in our governance and management structures, and we are pleased with the ongoing value this approach provides to our company through the resulting diversity of talent, acumen and perspectives present on our Board of Directors and within our executive ranks. We also recognize that diversity is a relative concept, especially within a global financial services industry not known for its focus in this area, and as such, we are continually assessing what mix of perspectives will best serve the interests of all our stakeholders. The composition of our Board of Directors complies with the board diversity requirements established under NASDAQ guidelines. Specifically, two women serve on our nine-person Board of Directors. In 2022, we were pleased to welcome to the Board Dhamu Thamodaran, who has a deep understanding of StoneX, our culture and client-first approach. ENVIRONMENTAL, SOCIAL & GOVERNANCE

2022 ANNUAL REPORT I 31 Employee diversity StoneX Group Inc. recognizes the importance of diversity as it provides us with broader knowledge and skills to enhance performance and the service we can provide to our clients, and helps us to expand our understanding of the markets in which we operate. In addition to seeking out and including diverse perspectives and talent in our ranks, we also want to ensure that employees from diverse backgrounds feel empowered to share their experiences with employees with similar diverse backgrounds and also with other employees with different backgrounds. Our affinity group policy provides a framework for doing so that gives voice and agency to those of us with diverse backgrounds and experiences – but in ways that enlarge the perspective of all our employees and bring us closer together as a company. In 2022, we launched the Philanthropy @StoneX Affinity Group. This employee-led, self-directed voluntary group seeks to share knowledge and raise awareness for charitable opportunities, maximize giving potential through the power of compounding kindness, bring new ideas to management that pertain to philanthropic opportunities, and share best practices and learnings consistent with StoneX’s values. The affinity group has already grown to over 100 members and plans to host a variety of events in 2023, such as workshops, silent auctions, and activities to give back to local communities. Launched in 2020, our Women of StoneX affinity group continues to help our employees become more engaged in leveraging diversity and increasing inclusion, while simultaneously providing them with new avenues for professional development. The group now has over 400 members, and as StoneX continues to grow, we expect this affinity group model to play a central role in our employee engagement strategy. Employee safety & wellness We believe that doing our part to maintain the health and welfare of our employees is a critical element for achieving commercial success. As such, we offer our employees heavily subsidized health benefits and offer a wellness program that focuses on employee health strategies and includes a discount to employee medical premiums for the completion of wellness initiatives. We promote a culture of hard work and achievement that also strives to provide an appropriate work-life balance for our employees. We conduct employee surveys from time to time to collect feedback and incorporate it into our planning. In addition, we offer employee assistance programs, including confidential assistance for financial, mental and physical well-being. Supply chain human rights The history of commodity production and extraction is rife with human rights abuses, and there remain parts of the world where such practices persist today. As buyers and sellers of select physical commodities, including precious metals, we recognize the significant adverse impacts which may be associated with extracting, trading, handling and exporting commodities from conflict-affected and high-risk areas. Specifically, we are committed to ensuring that there is no modern slavery or human trafficking in our supply chain, and that our business activities do not help finance conflict in regions destabilized by war and abuse of human rights. Our Responsible Sourcing Policy and our Modern Slavery Policy are available at ir.stonex.com. Community giving As part of our promotion of a healthy work-life balance among our employees, we recognize that ‘life’ takes place not only at home, but also in our broader communities. We also understand that employees feel more connected to both their communities and StoneX when we can help empower them to impact their communities in positive ways through volunteer efforts and charitable giving. For years, our employees have banded together with like-minded officemates and drawn on our resources and support to hold fundraisers, participate in fitness challenges, and host charity outings and dinners.

2022 ANNUAL REPORT I 32 In 2022, we launched Collective Giving, our new corporate charitable giving platform, to provide a more structured and supported means for employees at StoneX to make a difference in our communities. The platform empowers our employees to choose which causes they want to support and provides for financial support from StoneX in the form of ‘matching’ funds – up to $10,000 per employee, with a company maximum of $750,000 annually. Anti-poverty efforts Over the course of 2022, our Brazilian colleagues continued their long tradition of donating time and resources to helping improve the lives and ease the suffering of some of the country’s most impoverished and vulnerable populations. In the past years, these initiatives have included sponsoring the AACD (Associacao de Assistencia a Crianca Deficiente), a non-profit organization focused on orthopedics and rehabilitation for disabled individuals, and the IMAGINA Project, which offers meals, clothing, and other basic necessities for the homeless in one of São Paulo’s most drug-infested neighborhoods. Another initiative provides funding for dormitories to house recovering individuals with drug addiction and provide them with medical assistance and counseling. Lastly, we currently sponsor a project (CEU Jaguaré) in one of São Paulo’s ‘favelas’ – which are low-income neighborhoods with limited resources – to improve the lives of at-risk youth through sports education, such as funding a swimming and water polo school. We plan to continue to fund these programs during 2023. Governance Corporate governance statement The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations, accurate financial reporting, and diversity and inclusion. Board of directors The Company has a Board of Directors consisting of one executive and eight independent directors. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive director. The Nominating & Governance, Audit, Compensation, Risk, and Technology and Operations Committees are each composed of at least three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert. Board independence We are committed to maintaining the independence of our board as it relates to applicable rules and industry best practices because we believe doing so serves the best interests of our shareholders. No Director is considered independent if he or she is an executive officer or employee of the Company or has a relationship which, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. In its annual review based on this criteria (in line with Rule 5600 of the NASDAQ Stock Exchange), the Nominating & Governance Committee of the Board determined that each of our directors qualifies as independent, with the exception of Sean O’Connor, the Company’s CEO. ENVIRONMENTAL, SOCIAL & GOVERNANCE

2022 ANNUAL REPORT I 33 Executive structure The roles of Chairman and CEO are split in accordance with widely recognized best practices with regard to maintaining board independence. John Radziwill serves as the Company’s Chairman. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors. Executive pay tied to performance The pay for the members of our executive committee is closely tied to the financial performance of the Company. Specifically, the annual cash bonus for each executive is based entirely on the Company’s return on equity, a metric that is considered to be closely linked to stock price appreciation. A substantial portion of the annual cash bonus – generally 30% – is paid in the form of restricted company stock, which is purchased at a discount but vests over a three-year period. In addition, executives receive long-term cash awards, which generally vest five years following grant, and their growth in value is also tied to the Company’s return on equity. Executive compensation figures for 2022 can be found in our latest proxy statement. Financial interest requirements for directors and CEO We require directors and our CEO to own a substantial equity stake in company stock. This requirement has been based on a meaningful percentage of the director’s or CEO’s most recent year’s cash compensation and we now require our directors and CEO to own an amount of company stock equal in value to three times their annual cash compensation, subject to a phase-in period for new directors. Financial reporting and internal control The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies. Investor relations The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.stonex.com. Forward-looking statements This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, including the risks and uncertainties described in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, many of which are beyond the Company’s control. These risks and uncertainties include adverse changes in economic, political and market conditions, losses from the Company’s activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company’s actual results will not differ materially from any results expressed or implied by the Company’s forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

Headquarters New York (US) 230 Park Avenue, 10th Floor New York, NY 10169, USA Tel: +1 212 485-3500 Atlanta (GA) +1 470 378-3398 Alpharetta (GA) +1 404 836-7000 Chicago (IL) +1 312 780-6700 Birmingham (AL) +1 800 240-1428 Bloomfield (NE) +1 402 861-2522 Boca Raton (FL) +1 561 544-7611 Bowling Green (OH) +1 800 238-4146 Champaign (IL) +1 800 747-7001 Charlotte (NC) +1 800 334-1253 Dallas (TX) +1 833 798-8738 Fort Lauderdale (FL) +1 954 991-5022 Houston (TX) +1 713 820-4977 Indianapolis (IN) +1 866 825-7942 Kansas City (MO) +1 800 255-6381 Lawrence (KS) +1 785 338-9230 Miami (FL) +1 305 925-4900 Minneapolis (MN) +1 800 447-7993 Omaha (NE) +1 800 228-2316 Orlando (FL) +1 800 541-1977 Park City (UT) +1 415 230-5505 Powell (OH) +1 614 792-2690 Santa Monica (CA) +1 424 610-3897 Stamford (CT) Twin Falls (ID) +1 800 635-0821 Warren (NJ) +1 877 367-3946 West Des Moines (IA) +1 800 422-3087 US Offices OFFICE LOCATIONS 2022 ANNUAL REPORT I 34

Amsterdam (Netherlands) +31 20 799 7660 Asunción (Paraguay) +595 21 624 197 Bangalore (India) Beijing (China) +86 10 6513 0855 Bogota (Colombia) +57 1 484 1650 Buenos Aires (Argentina) +54 11 4390 7595 Campinas (Brazil) +55 19 2102 1300 Campo Grande (Brazil) +55 67 2107 8300 Ciudad del Este (Paraguay) +59 59 7214 2960 Dubai (United Arab Emirates) +971 4 447 8500 Dublin (Ireland) +353 1 634 9140 Frankfurt (Germany) +49 (0)69 50 5060 4280 Goiânia (Brazil) +55 62 3432 7912 Hamburg (Germany) +49 40 589660 000 Hong Kong +852 3469 1900 Krakow (Poland) +48 539 534 658 Lagos (Nigeria) +234 1 700 0027 Lausanne (Switzerland) +41 21 612 65 65 London (United Kingdom) +44 20 3580 6000 Luís Eduardo Magalhães (Brazil) +55 19 3515 2312 Luxembourg (Luxembourg) +352 4584841 Maringá (Brazil) +55 44 3033 6800 Mexico City (Mexico) +52 55 9171 1526 Montreal (Canada) +1 438 469-1889 Passo Fundo (Brazil) +55 54 2103 0200 Patrocínio (Brazil) +55 34 3199 1550 Primavera do Leste (Brazil) +55 11 3014 3298 Recife (Brazil) +55 81 3040 1900 Rio Verde (Brazil) +55 62 34327917 São Paulo (Brazil) +55 11 3509 5400 Shanghai (China) +86 21 5108 1234 Singapore (Singapore) +65 6309 1000 Sorriso (Brazil) +55 66 3212 4130 Sydney (Australia) +61 2 8094 2000 Toronto (Canada) +1 647 475 0451 Tokyo (Japan) +81 (0)3 5205 6161 International Offices 2022 ANNUAL REPORT I 35

Executive Director Sean O’Connor Chief Executive Officer/President Officers William Dunaway Chief Financial Officer Xuong Nguyen Chief Operating Officer Philip Smith CEO – StoneX Financial Ltd Charles Lyon President of StoneX Financial Inc. Kevin Murphy Group Treasurer Mark Maurer Chief Risk Officer Diego Rotsztain Chief Governance & Legal Officer Aaron Schroeder Chief Accounting Officer David Bolte Corporate Secretary Abbey Perkins Chief Information Officer Glenn Stevens Head of Retail and Foreign Exchange Non-Executive Directors John Radziwill Chairman Private Investor Company Director Scott Branch Retired Company President Chairman Risk Committee Member Audit Committee John M. Fowler Chairman Compensation Committee Member Nominating & Governance Committee Member Risk Committee Private Investor Independent Consultant Annabelle Bexiga Chairman Technology & Operations Committee Member Compensation Committee Independent Consultant Company Director Diane Cooper Member Audit Committee Member Technology & Operations Committee Member Risk Committee Company Director Dr. Dhamu R. Thamodaran Member Technology & Operations Committee Member Risk Committee Independent Consultant Eric Parthemore Chairman Nominating & Governance Committee Member Compensation Committee Independent Consultant Steven Kass Chairman Audit Committee Member Nominating & Governance Committee Independent Consultant Company Director Corporate Headquarters and Stockholder Relations 230 Park Avenue, 10th Floor New York, NY 10169, USA Tel: +1 212 485 3500 Stock Listing The Company’s common stock trades on NASDAQ under the symbol “SNEX”. Company Information To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Kevin Murphy at the Stockholder Relations address or visit our website at www.stonex.com. Stock Transfer Agent and Registrar Computershare is the transfer agent and registrar for StoneX Group Inc. Inquiries about stockholders’ accounts, address changes or certificates should be directed to Computershare. To contact by mail: 150 Royall Street, Canton MA 02021 STONEX GROUP INC. 2022 ANNUAL REPORT I 36

APPENDIX A (in millions) For the Year Ended Reconciliation of net income to adjusted non-GAAP amounts: September 30, 2018 September 30, 2019 September 30, 2020 September 30, 2021 September 30, 2022 Net income, as reported (GAAP) $ 55.5 $ 85.1 $ 169.6 $ 116.3 $ 207.1 Bad debt (recovery) on physical coal, net 1.0 (11.2) - - - Impact of Tax Reform 19.8 - - - - Gains on acquisitions, net of tax - - (81.9) (3.3) - Acquisition related transaction costs and other expenses, net of tax - - 12.0 11.3 7.9 Adjusted net income (non-GAAP) $ 76.3 $ 73.9 $ 99.7 $ 124.3 $ 215.0 Stockholders’ Equity, beginning of fiscal year $ 449.9 $ 505.3 $ 594.2 $ 767.5 $ 904.0 Stockholders’ Equity, end of fiscal year $ 505.3 $ 594.2 $ 767.5 $ 904.0 $ 1,070.1 Average of Stockholders’ Equity $ 477.6 $ 549.8 $ 680.9 $ 835.8 $ 987.1 Adjusted ROE 16.0% 13.4% 14.6% 14.9% 21.8% The table below presents net income as reported in accordance with Generally Accepted Accounting Principles (“GAAP”). The table below also presents a reconciliation to adjusted net income and adjusted ROE, which are non-GAAP measures. The “adjusted” non-GAAP amounts reflect each item after removing the impact of the bad debt (recovery) on physical coal for the years ended September 30, 2018 and 2019, the impact of Tax Reform for the year ended September 30, 2018, and the impact of the gains on acquisitions and related transaction costs and other expenses for the years ended September 30, 2022, 2021 and 2020. Management believes that presenting our results excluding the bad debt (recovery) on physical coal, Tax Reform, and the gains on acquisitions and related transaction costs and other expenses is meaningful, as it increases the comparability of period-to- period results. 2022 ANNUAL REPORT I 37 of tax

2022 ANNUAL REPORT I X

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